W. THOMAS CONNER

DIRECT LINE: 202.383.0590

E-mail: thomas.conner@sablaw.com

November 15, 2006

BY EDGAR

Robert S. Lamont, Esq.

U.S. Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Kansas City Life Variable Life Separate Account – Post-Effective Amendment No. 17 to File No. 033-95354 and Post-Effective Amendment No. 7 to File No. 333-49000

Dear Mr. Lamont:

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Life Separate Account, we are providing the Company’s response to your comments given orally to Pamela Ellis of this firm on October 18, 2006 with regard to the post-effective amendments that were styled as prospectus supplements to the above-referenced registration statements filed on August 31, 2006. Your comments applied equally to each post-effective amendment.

Set forth below are your comments to the post-effective amendments. Page number references are to the prospectus supplements as filed as part of the post-effective amendments. The Company’s response follows each comment.

In accordance with our conversations with the staff, the revisions have been made in Rule 497(c) filings on November 2, 2006 relating to each of the above-referenced registration statements.

1.	In the fee table, please put the charge for the representative insured in italics.

The charge for the representative insured has been put in italics.

2.	In the fee table and in the rider description of the Accelerated Death Benefit/Terminal Illness Rider, please describe the formula for the interest charge in prose.

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Mr. Robert S. Lamont

November 15, 2006

The formula for the interest charge has been replaced by the following disclosure:

The interest charge is equal to the accelerated death benefit amount multiplied by the applicable loan interest rate divided by 1 plus the loan interest rate. The loan interest rate is stated in your Contract.

3.

Please include a footnote to the fee table that references the examples we would like you to add to the disclosure about the Acceleration of Death Proceeds Rider and the Accelerated Death Benefit/Terminal Illness Rider.

The footnotes have been added to the fee table, and examples of how the Acceleration of Death Proceeds Rider and the Accelerated Death Benefit/Terminal Illness Rider will work have been added to the description of the corresponding rider.

4.

On page 2 of the supplement, under the bullet point captioned “Accelerated Death Benefit/Terminal Illness Rider” under the caption “Charges and Deductions,” please disclose the circumstances under which the Company will waive the $200 processing fee.

The disclosure has been revised as follows:

We currently do not charge the $200 processing fee.

5.	On page 4 of the supplement, under “Conditions,” please confirm that the grace period refers to the grace period under the Contract.

The applicable bullet point has been revised as follows:

•             your Contract must be in force and not have entered the Contract’s grace period;

6.	On page 4 of the supplement, please correct the typographical error under the fourth bullet point under “Conditions.”

The typographical error has been corrected.

7.

On page 6 of the supplement, it states that there are five conditions associated with the ADP rider. The first condition states that the owner must elect a trigger in writing and provide initial and ongoing evidence of qualification in a form acceptable to the Company. Please explain what that evidence would be.

The following disclosure has been added about the evidence of qualification in a form acceptable to the Company:

Acceptable forms include copies of physician medical records and all recent hospitalization records supporting the diagnosis of your medical condition.

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Mr. Robert S. Lamont

November 15, 2006

8.

On page 6 of the supplement, it states that total accelerated death benefits payable under all contracts or riders on the life of a single insured can never exceed $350,000. Does this disclosure refer to only the acceleration of death proceeds rider or does it refer to other riders as well?

The disclosure refers to other riders as well. The following disclosure has been added:

In addition to the ADP rider, riders that pay accelerated death benefits include the Accelerated Death Benefit/Terminal Illness Rider and the Accelerated Death Benefit/Living Benefits Rider.

9.

The formula for the interest rate charge assessed under the Accelerated Death Benefit/Terminal Illness Rider includes the loan interest rate stated in the contract. Please confirm that this should refer to the loan interest rate stated in the contract instead of the loan interest rate stated in the rider.

The reference to the loan interest rate stated in the contract is correct.
*	*	*

We thank you for the time and attention you and your colleagues have devoted to the post-effective amendments.

Sincerely,

/s/W. Thomas Conner
W. Thomas Conner

cc:	William A. Schalekamp, Esq. Pamela K. Ellis, Esq.

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